Exhibit 99.1

Kenon Holdings Ltd. Announces Favorable Ruling in Arbitration Proceeding

Singapore, October 4, 2023. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces that an arbitration tribunal (the “Tribunal”) constituted by the International Centre for Settlement of Investment Disputes (“ICSID”) has delivered a final award (the “Award”) in favor of Kenon and its wholly-owned subsidiary IC Power Ltd. (“IC Power”) in an arbitration proceeding under the Free Trade Agreement between Singapore and the Republic of Peru (“Peru”) (“Free Trade Agreement”).

The arbitration related to two disputes submitted in June 2017 and November 2018 by Kenon and IC Power relating to resolutions of the mining and energy regulator in Peru (OSINERGMIN) on secondary frequency regulation and transmission tolls, based on events that occurred while Kenon, through IC Power, owned and operated its former Peruvian subsidiaries Kallpa and Samay I, which were subsequently sold.  The claims and proceeding are described in more detail in Kenon’s annual report on Form 20-F for the year ending December 31, 2022 (“Form 20-F”).

The arbitration tribunal concluded that Peru’s resolution relating to secondary frequency regulation breached Peru’s obligations under Article 10.5 of the Free Trade Agreement. The tribunal dismissed the claim relating to transmission tolls.

As a result of Peru’s breach of the Free Trade Agreement, Peru has been ordered to pay Kenon and IC Power $110.7 million in damages. Pre-award interest is payable on the Award from November 24, 2017 to the date of the Award. Additionally, Peru has been ordered to pay Kenon and IC Power $4.9 million to cover their legal fees and expenses and a further $0.6 million in connection with Kenon and IC Power’s share of the costs of the arbitral tribunal and ICSID’s administrative fees.

Pursuant to the ICSID Convention, Peru has 120 days from the date of the Award to file an application to annul the Award on the limited grounds established by the ICSID Convention.

As previously disclosed in Kenon’s Form 20-F, Kenon and IC Power have previously entered into an agreement with a capital provider to provide capital for expenses in relation to the pursuit of these arbitration claims and other costs. In the event that Kenon or IC Power receive proceeds in connection with the Award, the capital provider will be entitled to be repaid the amount committed by the capital provider (which to date has equalled $12 million) and to receive up to approximately 55% of the net claim proceeds, subject to the terms of the agreement among Kenon, IC Power and the capital provider.

The Award is subject to tax.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to the arbitration award, the agreement with a capital provider and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in these forward-looking statements. Such risks include the risks related to the award including a potential application to annul the award, the ability to enforce the award, amounts that could be payable to the capital provider and other risks including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.